January 6, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Source Energy Partners L.P.
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed April 4, 2014
File No. 001-35809

Ladies and Gentlemen:

Set forth below are the responses of New Source Energy Partners L.P. (the “Partnership”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2014 with respect to Form 10-K for Fiscal Year Ended December 31, 2013, File No. 001-35809, filed with the Commission on April 4, 2014 (the “2013 Form 10-K”).

Based on our review of the Staff’s comment letter, and as further described herein, we believe that our 2013 Form 10-K is materially accurate and, accordingly, that amendment is not necessary. As noted below, we do plan to expand or clarify certain disclosures in subsequent filings with the Commission.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 2013 Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2013

Notes to Consolidated Financial Statements

Note. 2. Acquisitions, page 102

1.	We note that you recognized a gain in accounting for the oilfield services business acquired from MCE, LLC in November 2013 as you accounted for this transaction as a business combination achieved in stages. Please explain your basis for treating the portion of the acquired business purchased from your chief executive officer as a transaction between entities under common control. Refer to FASB ASC 805-50.

PO Box 1218   Oklahoma City, OK   73101

tel 405.272.3028   fax 405.272.3034   newsource.com

Securities and Exchange Commission

January 6, 2015

RESPONSE: We acknowledge the Staff’s comment. The acquisition of the portion of MCE, LP (“MCE”) that was owned by our Chief Executive Officer (“CEO”) was accounted for as a transaction between entities under common control due to our CEO’s control over our general partner (New Source Energy GP, LLC), which controls us. ASC 810-20-25 indicates that the general partner is presumed to have control of a limited partnership unless the limited partners have substantive participating rights or certain rights to dissolve the partnership or remove partners without cause. Our limited partners have no such rights.

Our CEO owned approximately 69% of our general partner and 36% of the outstanding membership interests of MCE at the time of our acquisition of MCE (the “MCE Acquisition”). Our CEO’s investment in MCE was held as an equity method investment due to his ability to exercise significant influence over the investee. Per ASC 805-50-25-2.B, which states that when assessing whether a shareholder controls an entity, consideration should be given to whether that shareholder would consolidate the entity using GAAP to prepare consolidated financial statements for business entities, it was determined that our CEO would consolidate the Partnership into his financial statements. Accordingly, we treated the acquisition of the portion of MCE purchased from our CEO as a transaction between entities under common control.

2.	In connection with the preceding comment, we note that common units issued to employees of MCE, LLC under your long-term incentive plan were treated as part of the consideration transferred. Please tell us whether these common units represent compensation for future services and, if so, how you considered the guidance per FASB ASC 805-10-25-21.

RESPONSE: We acknowledge the Staff’s comment. Of the 99,768 common units issued to certain employees in conjunction with the MCE Acquisition, 80,278 common units do not have a service requirement. While these units have a three-year vesting period, the vesting period does not constitute future service because under the applicable award agreement the employee is not required to remain employed by the Partnership. Rather, the recipient would have to cause intentional harm to the Partnership to not receive the common units at the end of the vesting period. The lack of a service requirement, as well as each of the other factors noted in ASC 805-10-55-25, indicated that the issuance of these units was not a transaction separate from the business combination. Therefore, and consistent with ASC 805-30-30-7, the 80,278 common units were included as consideration for the MCE Acquisition.

The remaining 19,490 common units have a service requirement and associated vesting period. Common units with a service requirement that are forfeited prior to vesting revert back to the former owners of MCE. The service requirement for the 19,490 common units indicates a separate transaction to compensate employees for future services as discussed in ASC 805-10-25-21 b. Accordingly, these common units were accounted for as equity based compensation under ASC 718 and expensed over the vesting period.

Securities and Exchange Commission

January 6, 2015

3.	We note that your Form 10-K is incorporated by reference into your registration statements on Form S-3 and Form S-8. We also note your disclosures stating that you used third-party valuation specialists to assist in determining the fair value of the total consideration issued and the fair value of assets acquired and liabilities assumed in connection with business acquisitions. Please tell us how you considered providing valuation reports and consents from third party valuation experts. Alternatively, please remove all references to the use of third party valuation experts. Refer to Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules.

RESPONSE: We acknowledge the Staff’s comment. In accordance with Question 233.02 of the Compliance and Disclosure Interpretations regarding Securities Act Rules (“C&DI 233.02”), a registrant must comply with the requirements of Securities Act Rule 436 if disclosure attributes a statement to a third-party expert and not the registrant. C&DI 233.02 further provides that there is no requirement to comply with Rule 436 and obtain a third-party consent if a registrant only considers or relies in part upon a report of a third-party expert so long as the valuation is attributed to the registrant. In connection with the MCE Acquisition, management considered and relied in part upon the valuation of the third-party specialist in its determination of the fair value of the total consideration, the assets acquired and the liabilities assumed. As stated in footnote 3 on page 105 of our 2013 Form 10-K, “The Partnership determined the fair value of the MCE Contingent Consideration with the assistance of a third-party valuation specialist through the use of a Monte Carlo simulation…” Therefore, pursuant to C&DI 233.02, the Partnership is not required to comply with Rule 436 of the Securities Act with respect to the valuation figures. We propose in future filings in which it is applicable to clarify our disclosure similar to the following:

The Partnership determined the fair value for the total consideration, the assets acquired and the liabilities assumed as of the acquisition date, and in doing so, relied in part upon the assistance of a third-party valuation specialist.

Unaudited Supplementary Information, page 125

4	Please revise to provide results of operations disclosure for your oil and gas producing activities pursuant to FASB ASC 932-235-50-21 through 50-28 or tell us why this disclosure is not necessary.

RESPONSE: We acknowledge the Staff’s comment. The results of operations for oil and gas producing activities information required by ASC 932-235-50-21 through 50-28 was not included in the Unaudited Supplementary Information – Supplemental Oil and Natural Gas Information section of the footnotes to the consolidated financial statements of the 2013 Form 10-K because this information is provided elsewhere in the consolidated financial statements and accompanying footnotes, which is allowed under ASC 932-235-50-22 based on our meeting the specified criteria set forth below.

Securities and Exchange Commission

January 6, 2015

For the year ended December 31, 2013, oil and gas producing activities represented substantially all of our business activities and all such oil and gas producing activities are located in one geographic area (east-central Oklahoma). Additionally, the information regarding the Exploration and Production operating segment, which reflects all oil and gas producing activities, is included in Note 15 to the consolidated financial statements of the 2013 Form 10-K.

For the year ended December 31, 2014, we will no longer meet the criteria specified under ASC 932-235-50-22 based on the acquisition of oilfield service entities in 2013 and 2014 and the significance of their results to our consolidated financial statements. Therefore, in future filings, we will include the results of operations for oil and gas producing activities in the Unaudited Supplementary Information – Supplemental Oil and Natural Gas Information section of the footnotes to the consolidated financial statements as required by FASB ASC 932-235-50-21 through 50-28.

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Securities and Exchange Commission

January 6, 2015

New Source Energy Partners L.P. acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should the Staff have any questions or comments with respect to the foregoing, please contact Jeffery Malonson of Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours,

NEW SOURCE ENERGY PARTNERS L.P.

By:	New Source Energy GP, LLC, its general partner

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	Chief Executive Officer

Enclosures

cc:	Diane Fritz (Securities and Exchange Commission)
Ethan Horowitz (Securities and Exchange Commission)
Kristian B. Kos (New Source Energy Partners L.P.)
Jeffery K. Malonson (Vinson & Elkins L.L.P.)